SUPPLEMENT DATED FEBRUARY 27, 2009
TO THE PROSPECTUS DATED SEPTEMBER 15, 2008
OF
WESTERN ASSET INSTITUTIONAL
GOVERNMENT MONEY MARKET FUND
(INSTITUTIONAL GOVERNMENT MONEY MARKET FUND)
CLASS A SHARES
  Institutional Government Money Market Funds
Board of Trustees has determined that it is advisable and in the best interests of the fund and its shareholders for the fund to operate in a master/feeder structure. As a result, effective as of March 2, 2009, the fund will pursue its investment objective by investing substantially all of it investable assets in Government Portfolio, a newly organized investment company with the same investment objective and substantially the same investment strategies and policies as the fund.
  The funds Board has also determined to change the name of Class A Shares of the fund to Institutional Shares. Fees and expenses associated with this class remain unchanged.
  Effective March 2, 2009, the name of the Class A Shares of Institutional Government
Money Market Fund is changed to Institutional
Shares and all references in the Prospectus to Class A Shares are modified accordingly.
  The following is added to the section of the Prospectus titled Fee Table
  Institutional Government Money Market Fund invests in securities through an underlying fund: Government Portfolio. The table titled
Annual Fund Operating Expenses reflects the direct expenses of Institutional Government
Money Market Fund and its allocated share of expenses of Government Portfolio.
  The following is added to the section of the Prospectus titled More on the funds investments
Investment structure
  Institutional Government Money Market Fund does not invest directly in securities but instead invests through an underlying mutual fund having the same goals and strategies.
Unless otherwise indicated, references to


Institutional Government Money Market Fund in this Prospectus include the underlying fund.
Institutional Government Money Market Fund may stop investing in its corresponding underlying fund at any time, and will do so if Institutional Government Money Market Funds
Trustees believe that to be in the shareholders best interests. Institutional Government Money
Market Fund could then invest in one or more other mutual funds or pooled investment vehicles, or could invest directly in securities. Investors should note that other funds invest in the same underlying mutual fund. These other funds may have lower expenses, and correspondingly higher performance, than the Institutional Shares of Institutional Government Money Market Fund.
  The following replaces any contrary
information in the section of the Prospectus titled Buying Shares
  Institutional Shares are available for
purchase directly from Institutional Government
Money Market Fund, subject to a minimum initial investment of $1,000,000. Your Service Agent may impose different minimum initial or subsequent investment requirements.
  Institutional Government Money Market Fund also offers Premium Shares; however, such shares are not offered through the Prospectus.
  The following replaces any contrary
information in the section of the Prospectus titled Exchanging Shares
  Institutional Shares are exchangeable into
Class A Shares of another fund described in this Prospectus.
  In addition, the following is added to the section of the Prospectus titled Principal investment strategies Maximum maturity.
  If required by rating agency guidelines, the fund will, under normal circumstances, maintain a shorter maturity and therefore, may not generate as high a yield as other funds with longer weighted average maturities.

WASX011657